Curry Gold Corp.
Bachstrasse 1
Butschwil 9606
Switzerland

To: Securities and Exchange Commission
VIA EDGAR

July 16, 2010

ATTN:  Max A. Webb

Re: Curry Gold Corp.
Registration Statement on Form S-1
File No. 333-164222

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective at 9:30AM EST on Monday, July 19, 2010, or as soon thereafter as practicable.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Soenke Timm
Soenke Timm
Curry Gold Corporation
President